UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 14, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 14, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company Teck Resources Limited Suite 3300 550 Burrard Street Vancouver, BC V6C 0B3

2.	Date of Material Change September 8, 2010.

3.
News Release

Press releases with respect to the material changes described herein were issued by Teck Resources Limited on September 8, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.
Summary of Material Change

On September 8, 2010, Teck Resources Limited (the “Company” or “Teck”) announced that it had commenced (i) an offer to purchase for cash up to an aggregate of US$1.0 billion principal amount of its outstanding 10.750% senior secured notes due 2019, and (ii) an offering of up to an aggregate of US$700 million of senior unsecured notes due 2021 and 2040 to partially fund the tender offer.  Teck also announced pricing for the offering of senior unsecured notes due 2021 and 2040.

5.
Full Description of Material Change

Tender Offer and New Issuance

On September 8, 2010, Teck announced that it had commenced (i) an offer to purchase for cash (the “Tender Offer”) up to an aggregate of US$1.0 billion principal amount of its outstanding 10.750% senior secured notes due 2019 (the “2019 Notes”), and (ii) an offering of up to an aggregate of US$700 million of senior unsecured notes due 2021 and 2040 to partially fund the Tender Offer.  Teck also announced pricing for the offering of senior unsecured notes due 2021 and 2040.  The notes due 2040 are an additional issuance of, and will be consolidated and form a single series with, the US$450 million principal amount of 6.000% notes due 2040 that Teck issued on August 17, 2010.

The new senior unsecured notes will be offered via an underwritten public offering in the United States pursuant to an effective shelf registration statement on Form F-9 filed with the United States Securities and Exchange Commission and in Canada on a private placement basis. The senior unsecured notes will be guaranteed by Teck Metals Ltd. and will rank pari passu with Teck’s other senior debt. Teck expects to fund the purchase of 2019 Notes in the Tender Offer partially from the proceeds of the offering of the new senior unsecured notes.

The terms and conditions of the Tender Offer are described in the Offer to Purchase, dated September 8, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) to be distributed to holders of the 2019 Notes. The following table sets forth certain terms of the Tender Offer:

Title of Securities	CUSIP Numbers	Principal Amount Outstanding (US$)	Tender Cap (US$)	Tender Offer Consideration(1)	Early Tender Payment (1)	Total Consideration(1)(2)

10.750% Senior Secured Notes due 2019	878742AQ8/ 878742AN5/ C87392AC7	$1,850,000,000	$1,000,000,000	$1,227.50	$30.00	$1,257.50

(1)	Per US$1,000 principal amount of 2019 Notes tendered and accepted for purchase
(2)	Inclusive of the Early Tender Payment.

The Company expects to accept for payment a portion (as further described in the Offer to Purchase relating to the Tender Offer) of the 2019 Notes that are tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on September 21, 2010 (the “Early Tender Date”) on a date (the “Early Acceptance Date”) promptly following the later of the Early Tender Date and the fulfillment or waiver of the Financing Condition (as defined below).

The Tender Offer will expire at 12:00 midnight, New York City time, on October 5, 2010 unless extended or earlier terminated (such time and date, as may be extended or earlier terminated, the “Expiration Time”). Under certain circumstances, and as more fully described in the Offer to Purchase, Teck may terminate the Tender Offer before the Expiration Time. The obligation of Teck to accept for purchase and pay for 2019 Notes validly tendered pursuant to the Tender Offer is conditioned on satisfaction or waiver of a number of conditions set forth in the Offer to Purchase, including consummation of an offering of senior unsecured notes on terms reasonably satisfactory to Teck (the “Financing Condition”). If the Early Settlement Date occurs, then Teck will be deemed to have waived substantially all of the conditions to the Offer. The Tender Offer is not subject to the receipt of any minimum amount of tenders.

Holders of 2019 Notes that validly tender and do not withdraw their 2019 Notes in the Tender Offer on or prior to the Early Tender Date and whose 2019 Notes are accepted for purchase by Teck will receive the Total Consideration set forth in the table above for each US$1,000 principal amount of 2019 Notes accepted for purchase, which includes the Early Tender Payment. Holders of 2019 Notes that are validly tendered in the Offer after the Early Tender Date but at or prior to the Expiration Time and are accepted for purchase by Teck will receive the Tender Offer Consideration set forth in the table above for each US$1,000 principal amount of 2019 Notes accepted for purchase but not the Early Tender Payment thereon. In addition, holders of 2019 Notes accepted for purchase will receive an amount equal to accrued and unpaid interest on their purchased securities from the applicable last interest payment date to, but not including, the date of payment for purchased 2019 Notes.

Holders may withdraw 2019 Notes validly tendered and not previously withdrawn, on or prior to 5:00 p.m., New York City time on September 21, 2010. Otherwise holders will be extended withdrawal rights as required by law.

If the Tender Offer is consummated, a portion of the future interest expense related to the purchased 2019 Notes, and related original issue discount and fees currently being amortized, will be charged to earnings in the quarter a purchase of 2019 Notes is settled.  Assuming that Teck purchases US$1.0 billion of 2019 Notes in the Tender Offer using the Total Consideration, it will record an aggregate accounting charge of approximately US$370 million, before tax.  The accounting charge will be recorded in the quarter in which the purchase of 2019 Notes settles, and due to the possibility of settlement of a portion of the 2019 Notes on the Early Acceptance Date, a portion of such charge could be taken in the third quarter and the remainder in the fourth quarter.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and Letter of Transmittal that will be sent to holders of the 2019 Notes.

J.P. Morgan Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co. are the Dealer Managers for the Tender Offer. Global Bondholder Services Corporation has been retained as depositary and information agent for the tender offer.  Teck is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.

Pricing of New Issuance

Teck also announced pricing for the offering of senior unsecured notes due 2021 and 2040.

Teck will issue US$700 million in aggregate principal amount of notes, consisting of US$500 million aggregate principal amount of 4.500% notes due 2021 and US$200 million aggregate principal amount of 6.000% notes due 2040.  The notes will be unconditionally guaranteed on a senior unsecured basis by Teck Metals Ltd., a wholly owned subsidiary of Teck.  The offering is expected to close on or about September 22, 2010, subject to customary closing conditions.

The notes due 2040 were offered to the public at 101.832% of par to yield 5.868% to maturity and are an additional issuance of, and will be consolidated and form a single series with, the 6.000% notes due 2040 that Teck issued in August 2010.  The notes due 2021 were offered to the public at 99.975% of par to yield 4.500% to maturity.

Teck expects to receive aggregate net proceeds of approximately US$696 million from the offering, after deducting underwriting discounts and estimated offering expenses.

Teck intends to use the net proceeds from the offering to partially fund the Tender Offer.

J.P. Morgan Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as joint book-running managers for the offering.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Confidentiality is not requested.

7.	Omitted Information Not applicable.

8.
Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial and Legal Affairs of Teck Resources Limited at the above-mentioned address or by telephone at (604) 699-4076.

9.	Date of Report September 13, 2010.

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 13th day of September, 2010.

TECK RESOURCES LIMITED

Date: September 13, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary